WEALTH MINERALS LTD.

(Formerly Triband Enterprise Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

This discussion covers the consolidated operations of Wealth Minerals Ltd. (“Wealth”, or the “Company”) for the six month period ended May 31, 2005 and subsequent activity up to July 14, 2005. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following Management Discussion and Analysis should be read in conjunction with the accompanying consolidated financial statements for the period ended May 31, 2005 and the annual consolidated financial statements for the year ended November 30, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com or on the Company’s website at www.wealthminerals.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

Wealth Minerals Ltd. is a mineral resource exploration company with a focus on the acquisition, exploration and development of precious metals based mineral properties in the Americas. The Company maintains its head office in Vancouver, Canada, holds option agreements to acquire mineral property interests in British Columbia and Argentina, and has direct ownership of certain mineral claims in Nevada, USA.

The Company is an Alberta, Canada registered corporation and a reporting issuer in British Columbia. The Company’s common shares trade as a Tier 2 issuer on the TSX Venture Exchange (“TSX”) under the trading symbol “WML”, on the US OTC board under the trading symbol “WMLLF”, and on the Frankfurt Stock Exchange under the trading symbol “EJZ”. On January 14, 2004, the Company consolidated its share capital on a four old shares for one new share basis and changed its name from Triband Enterprise Corp.

RESULTS FROM OPERATIONS

The following is a summary of significant events and transactions that occurred during the period:

► Signed an agreement to acquire a group of 118 mineral claims in east-cental British Columbia, referred to as the Mackenzie Project.

► Entered into an Investor Relations Agreement with Institutional Market Communications Inc. for the provision of public relations activities over a period of one year.

► Withdrew from letter agreements to acquire property interests in exploration projects in Mexico, Columbia, El Salvador and Peru.

►Ms. Rosie Moore resigned as president on March 30, 2005. The Board is close to appointing a new president.

Summary of Quarterly Results

	Three month periods ended
	May 31, 2005	February 28, 2005	November 30, 2004	August 31, 2004

Total assets	$ 2,580,869	$ 2,882,239	$ 3,035,983	$ 3,038,843
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	2,531,800	2,818,109	2,931,294	2,965,443
Shareholders’ equity	2,545,243	2,836,093	2,944,758	3,001,912
Revenues	-	-	-	-
Net loss	(584,360)	(148,415)	(752,033)	(426,086)
Loss per share	$ (0.06)	$ (0.01)	$ (0.07)	$ (0.05)

	Three month periods ended
	May 31, 2004	February 29, 2004	November 30, 2003	August 31, 2003

Total assets	$ 2,394,308	$ 253,359	$ 117,052	$ 99,811
Mineral property interests and deferred exploration costs	-	-	-	-
Working capital	2,324,051	188,320	38,774	46,793
Shareholders’ equity	2,360,648	225,485	76,508	85,270
Revenues	-	-	-	-
Net loss	(261,237)	(95,483)	(76,262)	(55,957)
Loss per share	$ (0.05)	$ (0.04)	$ (0.04)	$ (0.03)

Results of Operations- Quarterly

During the three-month period ended May 31, 2005, the Company incurred a loss of $584,360 (2004 - $261,237). The major items comprising the loss were stock-based compensation of $237,510 (2004 - $nil), salaries and benefits of $117,999 (2004 - $770), consulting fees of $71,883 (2004 - $33,816) and professional fees of $56,673 (2004 - $17,356), and exploration costs of $27,945 (2004 - $137,096). These major items comprise $512,010 (2004 - $189,038) or 88% (2004 – 72%) of the total net loss. The current charge for stock-based compensation was incurred as a consequence of the Company granting options, and the salaries and benefits cost was the result of a severance fee with the former president of $108,000. Current period professional and consulting fees are higher than the comparative period, attributable to several foreign property deals which the company did not have in 2004. In the comparative period, the primary expense was $136,580 from the issuance of 100,000 common shares in respect of the Amata project in Peru, from which the Company withdrew on May 20, 2005.

During the six-month period ended May 31, 2005, the Company incurred a loss of $732,775 (2004 - $356,720). The major items comprising the loss were stock-based compensation of $237,510 (2004 - $20,160), salaries and benefits of $146,023 (2004 - $nil), consulting fees of $113,883 (2004 - $53,616), professional fees of $61,714 (2004 - $36,122) and exploration costs of $29,048 (2004 - $152,478). These items comprise $588,178 (2004 - $262,376) or 80% (2004 – 74%) of the loss. The major differences in the current period was the Company entering into, and later withdrawing from, the Columbia/Mexico and El Salvador property agreements, hiring certain external consultants, paying more salaries and fees to related parties than in the prior comparative period, and granting significantly more stock options than the comparative period.

The Company recognizes an expense for stock options granted, and a share issuance cost in respect of agents’ warrants issued in connection with private placements, as determined by the Black-Scholes pricing model. However, during the current and comparative periods, no agent’s warrants were issued. The current period grant of 585,000 options exercisable at $0.70 per share resulted in a stock-based compensation charge of $237,510. As a result of the exercise of stock options during the current period, $3,360 was debited to contributed surplus and credited to the value of the 20,000 options exercised

PROPERTIES

Mackenzie Project, British Columbia, Canada

In May 2005, the Company announced the acquisition of the Mackenzie Project, a newly discovered zone of gold geochemical anomalies, comprised of 118 mineral claims located in east-central British Columbia approximately 150 kilometers north of Prince George.

Terms of the acquisition are:

i)   Payment of $80,000 and issuance of 100,000 common shares within 10 days of TSX Venture Exchange approval of the acquisition;

ii)  Payment of $25,000 and issuance of 200,000 common shares after one year;

iii) Payment of $25,000 and issuance of 250,000 common shares after two years;

iv)  Payment of $25,000 and issuance of 250,000 common shares after three years;

v)   Vendors retain a 2% Net Smelter Return (“NSR”) on any production;

vi)  The Company will pay an advance NSR royalty of $25,000 per year,, beginning with the fourth year after signing the letter of intent; and

vii) The Company may purchase 50% of the NSR, being 1%, for payment of $1,000,000 at any time.

BET 1-23 claims, Nevada, US

The Company’s wholly owned US subsidiary holds title to twenty-three unpatented mining claims, referred to as the BET 1-23 Claims, located in Whisky Canyon, Lander County, Nevada. To earn and maintain 100% interest in the BET 1-23 claims, the Company is required to pay annual fees of US$8.50 per claim plus total maintenance fees of US$2,875 per year. The claims are continuing to be maintained by the Company.

Amata Project, Peru

On May 20, 2005 the Company withdrew from its agreement with Minera Koripampa del Peru S.A. (“Koripampa”), a private Peruvian company. In July 2004, the Company had entered into the agreement with Koripampa, acquiring a 100% interest in the 70% interest in the Amata Project in Southern Peru held by Koripampa, for initial consideration of 200,000 common shares (issued at a fair value of $1.22 per share), US$100,000 on closing (paid), and 200,000 common shares one year after closing (not issued). The Company’s geologists visited the Amata site in November 2004, later determining that the project did not offer an acceptable risk for the Company.

Mexico / Columbia Letter of Intent

On February 28, 2005, the Company announced that it had elected to not pursue a property position in Columbia through Minera San Jorge S.A. de C.V. (“MSJ”), a Mexican corporation, and in April advised MSJ that it would not pursue a property position through MSJ in Mexico. Previously, on December 7, 2004, the Company announced that it had entered into a letter of intent with for an exclusive due diligence period and right of first refusal to acquire a 60% interest in two exploration projects, one in the State of Jalisco, Mexico, and the other in Columbia. Under the letter of intent, the Company could acquire:

i)

a 60% interest in the Mexican project for a payment to MSJ of US$350,000; and

ii)

a 60% interest in the Columbian project (referred to as the Sur de Bolivar Projects) for a payment to MSJ of US$250,000 (disclaimed February 28, 2005.)

Under the letter of intent, the Company advanced US$150,000 as a refundable acquisition fee to MSJ. The advance is secured by a promissory note from MSJ and marketable securities comprised of 250,000 shares of Tumi Resources Ltd. (“Tumi”), a TSX Venture Exchange listed company. As at May 31, 2005, shares of Tumi closed at $0.35, representing a value of $87,500. The Company has requested the return of the secured advance of US$150,000.

Tinta Amarilla / Santa Clara / Gaspar Property, El Salvador

On May 10, 2005, the Company withdrew from the letter agreement which was signed on February 28, 2005, between the Company and Brett Resources Inc. (“Brett”) for the right to acquire a 60% interest in a 47km2 exploration license in eastern El Salvador. The terms of the letter agreement required both parties to enter into a formal binding agreement. The Company could earn a 60% interest in the property by issuing 100,000 shares, and, over a five year period, paying US$200,000 to Brett and incurring US$2,000,000 on exploration. The amounts were spread out in an escalating fashion over the five year period. On signing the formal agreement, the Company would pay Brett US$20,000 and issue 50,000 common shares.  The Company did not pay any funds nor issue any shares to Brett.

Qualified Person and QA/QC

The Company’s current qualified person is Mr. James Dawson, P. Eng. Up to March 30, 2005, Ms. Rosie Moore, was chief geologist of the Company.

The Company has Quality Assurance/Quality Control (QA/QC) protocols in place for all future drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.

INVESTOR RELATIONS

Investor relation activities are managed primarily by Gary Freeman, a current director and vice-president, and formerly president up to September 29, 2004. During the current period, $6,500 was paid to Institutional Market Communications Inc. (“IMC”) pursuant to an agreement dated May 1, 2005, approved by the TSX on June 15, 2005. The monthly compensation is $6,500 for a one year term, plus 75,000 stock options (granted) and an additional 75,000 stock options to be granted within one year of signing. No other fees or payments were made to any party in respect of investor relations, with the exception of Mr. Freeman (see Transaction with Related Parties below).

LIQUIDITY

At May 31, 2005 the Company had working capital of $2,531,800 (November 30, 2004 -$2,931,294) and a cumulative deficit of $7,282,105 (November 30, 2004 - $6,549,330). The Company is well positioned to cover all operating costs, acquire new properties, and conduct exploration on its current property interests. In addition, the Company would receive an additional $3,078,125 if all warrants were exercised and $742,000 if all options are exercised.

CAPITAL RESOURCES

To date, the Company’s ongoing operations have been predominantly financed by private placements. In 2004, $3,549,400 was raised from private placements, $161,400 from the exercise of warrants and $61,487 from the exercise of stock options. For the six months ending May 31, 2005, $60,375 and $5,000 was raised from the exercise of warrants and options respectively.  Subsequent to May 31, 2005 up to the date of this report, the Company issued 1,150,000 private placement units raising proceeds of $651,500, and issued 400,000 shares on the exercise of warrants raising proceeds of $272,625. The following summarizes the Company’s private placements in 2004. Additional financings may be required to conduct further acquisition, exploration or development work on any of the projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

SHARES ISSUED FOR PROPERTY

No shares were issued during the quarter or the comparative quarter for any property. However, subsequent to the end of the period, the Company issued 100,000 common shares at a deemed value of $0.98 per share pursuant to terms of the Mackenzie Project (see Properties above).

OFF BALANCE SHEET TRANSACTIONS

The Company has not entered into any long term lease commitments nor is the Company subject to any mineral property commitments other than those outlined under Properties above.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties occurred in the normal course of operations and are measured at the agreed amount, which is the amount of consideration established and agreed to by the related parties. (Refer to note 10 of the accompanying consolidated financial statements.)

Mr. Freemen is under contract to provide investor relations, management and administrative services at a rate of $7,500 per month until September 30, 2005.

On September 17, 2004 the Company entered into a contract with Rosie Moore to undertake the duties of president of the Company, at a rate of $108,000 per annum, subject to a six-month review by the Board. Ms. Moore was entitled to 200,000 stock options (granted September 29, 2004) whereby 50,000 would vest after six months, and the balance would vest over the ensuing six month period.  At the 6-month anniversary review, the parties jointly elected to terminate the contract, and, under its terms, paid a one year’s salary severance to Ms. Moore.

These consolidated financial statements include transactions with related parties during the period (comparative period) as follows:

a)

The Company paid consulting fees of $37,500 (2004 - $30,000) to a director, $12,000 (2004 – $nil) to an officer, and paid wages (including severance) of $144,000 (2004 - $nil) to a director;

b) The Company paid rent and administration fees of $32,994 (2004 - $nil) to Cardero Resource Corp. (“Cardero”), a public company related by a common director;

c)  The Company paid rent of $nil (2004 - $3,996) to a company controlled by a director;

e)

Amounts due to related parties of $18,451 (November 30, 2004 - $25,525) is comprised of $2,140 (November 30, 2004 - $8,780) to directors and officers for consulting, $7,966 (November 30, 2004 - $nil) to the corporate secretary for legal fees, $7,102 (November 30, 2004 - $2,461) to Cardero for rent and administration expenses, and $1,243 (November 30, 2004 - $14,284) to directors for expense reimbursements; and

f)   During the current period, 20,000 stock options were exercised by a director at $0.25 per share.

MANAGEMENT CHANGES

On January 31, 2005, Mr. Gil Atzmon resigned as director and corporate secretary for personal reasons.

On March 1, 2005 Ms. Kathleen Martin was appointed as corporate secretary. Ms. Martin has worked with the Company on legal affairs for several years and was a logical choice for the position.

On March 30, 2005, Ms. Moore resigned as president and director. The board appreciated her efforts in developing a portfolio of projects and is currently negotiating with several candidates to act as president.

RISKS

The Company is engaged in the exploration for and development of mineral deposits. Exploration and development are capital intensive activities with no guaranteed returns. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company does not currently own or have any interest in any producing mineral property.  Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying audited consolidated financial statements.

The forward-looking information in the management’s discussion and analysis is based on the conclusions of management.  The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.  With respect to the Company’s operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, secured deposit, accounts payable and accrued liabilities and due to related parties.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

SUBSEQUENT EVENTS

a)  On July 12, 2005 the Company announced the acquisition of an option to acquire a 100% interest in a private Argentinean corporation which owns 20 separate parcels of land of which 16 are known to have one or more uranium occurrences. Subject to regulatory approval, the Company can acquire 100% of Madero Minerals S.A. and its assets for the payment of US$100,000 and the issuance of 600,000 common shares in stages over two years, including 100,000 shares on regulatory approval.

b)  On July 5, 2005 the Company completed a private placement of 150,000 units at $0.61 per unit raising gross proceeds of $91,500. Each unit consists of one common share and ½ share purchase warrant, whereby one full warrant is exercisable at $0.80 per share for 18 months.

c)  On June 23, 2005 the Company completed a private placement of 1,000,000 units at $0.56 per unit raising gross proceeds of $560,000. Each unit consists of one common share and ½ share purchase warrant, whereby one full warrant is exercisable at $0.80 per share for 18 months. A director subscribed for 30,000 units.

d)  On June 15, 2005 the Company received approval from the TSX regarding its investor relations agreement, announced on June 10, 2005, whereby the Company will pay Institutional Market Communications Inc. (“IMC”) $6,500 per month for one year to conduct certain public relations services. IMC was also granted 75,000 stock options exercisable at $0.70 per share for a two year period, subject to TSX vesting provisions. An additional 75,000 options will be granted after six months and before one year.

e)  On June 10, 2005 the TSX accepted the Company’s agreement, dated May 2, 2005, to acquire the Mackenzie Project, a group of 118 mineral claims in east-central British Columbia. Subsequently, the initial $80,000 payment was paid after the agreement was approved (see Note 5(a)), and 100,000 common shares were issued to the vendors.

f)  285,000 warrants were exercised at $0.80 per share, and 127,500 warrants were exercised at $0.35 per share.